EXHIBIT 99.2


            CONTACT:

            Vincent Loporchio                                 Brent DiGiorgio
            (617) 292-3239                                    (203) 240-7632


                              FOR IMMEDIATE RELEASE


               SHAWMUT COMPLETES ACQUISITION OF WEST NEWTON SAVINGS

            BOSTON, MASS. AND HARTFORD, CONN., September 30, 1994 -- Shawmut National Corporation (NYSE: SNC) today announced that it has completed its acquisition of West Newton Savings Bank (NASDAQ:WNSB) of West Newton, Massachusetts, and officially opened for business through its subsidiary
            Shawmut Bank, N.A.

            Shawmut originally announced a definitive agreement to acquire West Newton Savings for $45.4 million in cash, or $25 per share, on March 7, 1994.

            Prior to the acquisition, West Newton Savings had $254 million in assets and five offices, located in West Newton, Lincoln, Sherborn, Sudbury and Wayland.

            With assets of $31.3 billion, Shawmut National Corporation is a superregional bank holding company with a franchise of over 300 branches and nearly 500 ATMs in four New England states: Connecticut, Massachusetts, New Hampshire, and Rhode Island. Shawmut is a leading provider of financial services to consumers and small-to medium-sized businesses. It also provides financial services to corporate customers, correspondent banks, and government units throughout New England and in select national markets.


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